Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary dated September 8, 2008

(Related to the Pricing Supplement No. 2008-MTNDD331, Subject to Completion, Dated September 8, 2008)

Principal-Protected Notes Based Upon a Diversified Basket of Commodities Due                 , 2013

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Diversified Basket of Commodities due 2013
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA-(Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Protection of Initial Investment:	100% if held to the Maturity Date.
Pricing Date:	September , 2008.
Issue Date:	September , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date	Approximately five years after the Issue Date.
Payment at Maturity:	For each US$1,000 Note, US$1,000 + Basket Return Amount, which may be positive or zero.
Basket Return Amount:

•    If the Diversified Basket Return Percentage is less than zero, the product of (i) US$1,000, (ii) the product of (x) -1 and (y) the Diversified Basket Return Percentage, and (iii) a Participation Rate of approximately 70% to 100% (to be determined on the Pricing Date).

•    If the Diversified Basket Return Percentage is greater than zero, the product of (i) US$1,000, (ii) the Diversified Basket Return Percentage, and (iii) a Participation Rate of 50%.

•    If the Diversified Basket Return Percentage is equal to zero, the Basket Return Amount per Note will equal zero.

Diversified Basket Return Percentage	The sum of the Weighted Commodity Return for each of the Basket Commodities, expressed as a percentage.
Weighted Commodity Return:	Ending Price – Starting Price x applicable Weighting Percentage Starting Price
Applicable Weighting Percentage:	The Weighting Percentage for each of the Basket Commodities will equal (i) 30% for light, sweet crude oil; (ii) 10% for corn; (iii) 10% for wheat; (iv) 15% for aluminum; (v) 15% for copper; and (vi) 20% for the S&P GSCI™ Precious Metals Excess Return Index.
Basket Commodities	Crude oil, Corn, Wheat, Aluminum, Copper, and the S&P GSCI™ Precious Metals Excess Return Index
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	$30.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed $30.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
(continued on next page)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Starting Price or Ending Price:

•    The Starting Price or Ending Price for light, sweet crude oil will equal the settlement price per metric barrel of West Texas Intermediate light sweet crude oil of the first nearby futures contract traded on the NYMEX, stated in U.S. dollars, as made public by the NYMEX and quoted on Reuters Screen page “2CLc1” or Bloomberg Screen page “CL1 <CMDTY>“ or any successor page on the relevant date.

•    The Starting Price or Ending Price for corn will equal the settlement price per bushel of deliverable grade corn of the first nearby futures contract traded on the CBOT, stated in U.S. cents, as made public by the CBOT and quoted on Reuters Screen page “0#/C:” or Bloomberg Page C1 <CMDTY> CT or any successor page on the relevant date; provided that the relevant date is at least two Business Days prior to both the First Notice Day and the First Delivery Day. If the relevant date is not two business days prior to both the First Notice Day and the First Delivery Day, the settlement price of the second nearby futures contract will be used, provided that in such event any reference to the first nearby corn futures contract contained in this offering summary will include reference to the second nearby corn futures contract.

•    The Starting Price or Ending Price for wheat will equal the settlement price of per bushel of deliverable grade wheat of the first nearby futures contract traded on CBOT, stated in U.S. cents, as made public by the CBOT and quoted on Reuters Screen page”0#/W:” or Bloomberg Page W1 <CMDTY> CT or any successor page on the relevant date; provided that the relevant date is at least two Business Days prior to both the First Notice Day and the First Delivery Day. If the relevant date is not two business days prior to both the First Notice Day and the First Delivery Day, the settlement price of the second nearby futures contract will be used, provided that in such event any reference to the first nearby wheat futures contract contained in this offering summary will include reference to the second nearby wheat futures contract.

•    The Starting Price or Ending Price for aluminum will equal the settlement price of per ton of Cash high grade Primary Aluminum deliverable in two days traded on the LME, stated in U.S. dollars, as made public by the LME and quoted on Reuters Screen page “SETTMAL01” or Bloomberg Screen Page “LOAHDY <CMDTY>“ or any successor page on the relevant date.

•    The Starting Price or Ending Price for copper will equal the settlement price of per ton of Cash Copper Grade A deliverable in two days traded on the LME, stated in U.S. dollars, as made public by the LME and quoted on Reuters Screen page “SETTMCU01” or Bloomberg Screen Page “LOCADY <CMDTY>“ or any successor page on the relevant date.

•    The Starting Price or Ending Price for the S&P GSCI™ Precious Metals Excess Return Index will equal the closing value of the S&P GS Precious Metals Excess Return Index, stated in U.S. dollars, as made public by Goldman Sachs, Inc. or its successor and quoted on Reuters Screen page “.SPGSPMP” or Bloomberg Screen page “SPGSPMP <INDEX>“ or any successor page on the relevant date.

The First Notice Day for a futures contract is the first day on which a notice of intent to deliver a commodity in fulfillment of the relevant futures contract can be made as defined by the relevant exchange.

The First Delivery Day for a futures contract is in respect of a futures contract relating to a nearby month, the first Business Day of such nearby month.

Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None
Calculation Agent:	Citibank, N.A.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close; provided that additional provisions apply with respect to each Basket Commodity.
CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based Upon a Diversified Basket of Commodities Due 2013 (the “Notes”) are a commodity basket-linked investment. At maturity, the Notes will pay an amount that is based on the sum of the weighted percentage change in the settlement price or value, as applicable, of each Basket Commodity making up the underlying commodity basket from the Pricing Date to the Valuation Date (the “Diversified Basket Return Percentage”). This type of investment allows investors to participate in the change in the price or value, as applicable, of the Basket Commodities with principal protection if the Notes are held to maturity.

The Notes are commodity basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Diversified Basket Return Percentage. The Diversified Basket Return Percentage depends on the percentage change from the Pricing Date to the Valuation Date in the price or value, as applicable, of the Basket Commodities as measured by (i) in the case of light, sweet crude oil, the settlement price of the first nearby light, sweet crude oil futures contract traded on the New York Mercantile Exchange (“NYMEX”), (ii) in the case of corn, the settlement price of the first nearby corn futures contract traded on the Chicago Board of Trade (“CBOT”), (iii) in the case of wheat, the settlement price of the first nearby wheat futures contract traded on the CBOT, (iv) in the case of aluminum, the cash settlement price of aluminum traded on the London Metal Exchange (the “LME”), (v) in the case of copper, the cash settlement price of copper traded on the LME, and (vi) in the case of the S&P GSCI™ Precious Metals Excess Return Index, the closing value of the S&P GSCI™ Precious Metals Excess Return Index. If the Diversified Basket Return Percentage, is less than or equal to zero, the payment you receive at maturity will be greater than the amount of your initial investment in the Notes. However, due to the Participation Rate, the return on the Notes will be equal to only (i) 70% to 100% (to be determined on the Pricing Date) of the absolute value of the Diversified Basket Return Percentage if the Diversified Basket Return Percentage is less than zero, or (ii) 50% of the Diversified Basket Return Percentage if the Diversified Basket Return Percentage is greater than zero, as applicable. If the Diversified Basket Return Percentage is equal to zero, the payment you receive at maturity will equal only the amount of your initial investment in the Notes. Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent upon the performance of the Basket Commodities.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the potential appreciation or depreciation of the Basket Commodities, with principal protection if held to maturity, but who are willing to forego current income.

■	Investors expecting a substantial aggregate appreciation or depreciation of the Basket Commodities over the term of the Notes.

■	Investors who seek to add a commodity basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes, including payments of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the absolute value of the Diversified Basket Return Percentage, enabling you to participate in the potential appreciation or deprecation in the price or value, as applicable, of the Basket Commodities during the term of the Notes without directly investing in the Basket Commodities.

■	Preservation of Your Investment

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Commodities’ prices or closing value, as applicable.

■	Diversification

The Notes are linked to the performance of the Basket Commodities’ prices or closing value, as applicable, and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Basket Return Amount May Be Zero

The amount of the maturity payment is based on the Diversified Basket Return Percentage, which is the sum of the Weighted Commodity Return for each Basket Commodity from the Pricing Date to the Valuation Date. If the Diversified Basket Return Percentage is equal to zero, the maturity payment will be limited to the amount of your initial investment in the Notes. This will be true even if the price of one or more of the Basket Commodities was greater or lesser than its Starting Price at one or more times from the Pricing Date to the Valuation Date, but because of the price or value of the Basket Commodities on the Valuation Date and the Weighting Percentages applied, the sum of the Weighted Commodity Returns on the Valuation Date is equal to zero.

■	The Use of the Sum of the Weighted Commodity Return for each Basket Commodity Instead of a Single Commodity Return May Lower the Return on Your Investment

Because the Basket Return Amount will be based on the absolute value of the Diversified Basket Return Percentage, which is the sum of the Weighted Commodity Return for each Basket Commodity, a significant increase or decrease in the Ending Price of one Basket Commodity Relative to its Starting Price may be substantially or entirely offset by a converse decrease or increase in the Ending Price of the other Basket Commodities relative to their Starting Prices during the term of the Notes.

■	The Participation Rate Will Have the Effect of Reducing Your Return on the Notes

Because the Basket Return Amount will be determined after applying a Participation Rate equal to 70% to 100% (to be determined on the Pricing Date) of the absolute value of the Diversified Basket Return Percentage if such percentage is negative, or 50% of the Diversified Basket Return Percentage if such percentage is positive, as the case may be, your return on the Notes will be reduced and will most likely be less than 100% of the Diversified Basket Return Percentage.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments during the term of the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the price or value, as applicable, of the Basket Commodities, which will fluctuate in response to market conditions. As a result, if the change in value is less than approximately     % to     % (depending on the Participation Rate to be determined on the Pricing Date), the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, the Weighting Percentages, changes in the price of the Basket Commodities, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include the original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, although holders will receive no payment on the Notes in tax years prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant commodities or the futures contracts underlying the S&P GSCI™ Precious Metals Excess Return Index or other instruments, such as options, swaps or futures, based upon the Basket Commodities or the futures contracts underlying the S&P GSCI™ Precious Metals Excess Return Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, N.A.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

First Nearby Light, Sweet Crude Oil Futures Contract

General

The Basket Return Amount, if any, will be based in part on the settlement price of the first nearby light, sweet crude oil futures contract traded on the NYMEX. A first nearby light, sweet crude oil contract is an exchange-traded futures contract traded on the NYMEX. It provides for the future purchase and sale of a specified type and quantity of a commodity – in this case, light, sweet crude oil – at an agreed upon price (the “settlement price”). The futures contract provides for a specified settlement month in which the commodity is to be delivered by the seller. A “first nearby” contract is the contract next scheduled for settlement. For example, as of September 5, 2008, the first nearby light, sweet crude oil contract is a contract for delivery of light, sweet crude oil in October 2008.

You should refer to the pricing supplement related to this offering for additional information on the first nearby light, sweet crude oil contract, including additional information on the NYMEX. We have derived all information regarding the first nearby light, sweet crude oil contract and natural gas contract and the NYMEX from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the First Nearby Light, Sweet Crude Oil Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the first nearby light, sweet crude oil futures contract traded on the NYMEX, as reported by Reuters. These historical data on the first nearby light, sweet crude oil futures contract are not indicative of the future performance of the first nearby light, sweet crude oil futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the first nearby light, sweet crude oil futures contract during any period set forth below is not an indication that the settlement price of the first nearby light, sweet crude oil futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$37.83	$32.36	$32.39	$33.71
	Low	26.91	25.24	24.96	28.47
2004	High	38.18	42.33	49.90	55.17
	Low	32.48	34.27	38.39	40.71
2005	High	56.72	60.54	69.81	65.47
	Low	42.12	46.80	56.72	56.14
2006	High	68.35	75.17	77.03	63.72
	Low	57.65	66.23	60.46	55.81
2007	High	66.03	70.68	83.32	98.18
	Low	50.48	61.47	69.26	79.02
2008 (through September 5)	High	110.33	140.21	145.29
	Low	86.99	100.98	106.435

The settlement price of the first nearby light, sweet crude oil futures contract traded on the NYMEX on September 5, 2008, as quoted on Reuters Screen page “2CLc1”, was $106.49.

First Nearby Corn and Wheat Futures Contract

General

The Basket Return Amount, if any, will be based in part on the settlement prices of the corn and wheat futures contracts traded on the Chicago Board of Trade (“CBOT”).

You should refer to the pricing supplement related to this offering for additional information on the first nearby corn and wheat futures contracts, including additional information on the CBOT. We have derived all information regarding the first nearby corn and wheat futures contracts and the CBOT from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the CBOT. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the First Nearby Corn Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the first nearby corn futures contract traded on the CBOT, as reported by Reuters. These historical data on the first nearby corn futures contract are not indicative of the future performance of the first nearby corn futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the first nearby corn futures contract during any period set forth below is not an indication that the settlement price of the first nearby corn futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$2.4525	$2.5600	$2.4200	$2.5475
	Low	2.2775	2.2850	2.05.50	2.1375
2004	High	3.2000	3.3050	2.5750	2.0750
	Low	2.5000	2.5750	2.0525	1.9150
2005	High	2.2850	2.3550	2.6000	2.1625
	Low	1.9775	1.9525	1.9500	1.8625
2006	High	2.3600	2.6300	2.6425	3.9025
	Low	2.0500	2.2300	2.1900	2.6400
2007	High	4.3450	4.1900	3.8675	9.7350
	Low	3.5450	3.2950	3.1000	3.3975
2008 (through September 5)	High	5.6725	7.5475	7.4875
	Low	4.6250	5.7625	4.9725

The settlement price of the first nearby corn futures contract traded on the CBOT on September 5, 2008, as quoted on Reuters Screen page “0#/C:”, was $5.3150.

Historical Data on the First Nearby Wheat Futures Contract

The following table sets forth, for each of the quarterly periods indicated, the high and low settlement price of the first nearby wheat futures contract traded on the CBOT, as reported by Reuters. These historical data on the first nearby wheat futures contract are not indicative of the future performance of the first nearby wheat futures contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the first nearby wheat futures contract during any period set forth below is not an indication that the settlement price of the first nearby wheat futures contract is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$3.3700	$3.3875	$3.8350	$4.0575
	Low	2.7925	2.7550	2.9825	3.2550
2004	High	4.2275	4.1650	3.4100	3.2225
	Low	3.5500	3.3750	3.4100	2.9950
2005	High	3.6800	3.3950	3.5225	3.4875
	Low	2.8775	2.9650	3.0150	2.9300
2006	High	3.7600	4.2625	4.4550	5.4250
	Low	3.2250	3.4200	3.5975	4.3950
2007	High	5.0100	6.0900	9.3900	9.7350
	Low	4.3800	4.1900	5.6950	7.4800
2008 (through September 5)	High	12.8000	9.7425	8.9725
	Low	8.8250	7.4350	7.2975

The settlement price of the first nearby wheat futures contract traded on the CBOT on September 5, 2008, as quoted on Reuters Screen page “0#/W:”, was $7.2975.

Aluminum and Copper Settlement Prices

General

The Basket Return Amount, if any, will be based in part on the cash settlement prices of aluminum and copper set by the London Metal Exchange (“LME”). The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world use as the basis of price negotiations for the physical sale or purchase of metals or plastics. The cash settlement prices of aluminum and copper are set during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. At present there are 11 “ring dealers.” The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to the relevant metal in the second ring session of the day.

You should refer to the pricing supplement related to this offering for additional information on the cash settlement prices of aluminum and copper, including additional information on the LME. We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Aluminum Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of aluminum, as reported by Reuters. These historical data on the cash settlement price of aluminum are not indicative of the future performance of the cash settlement price of aluminum or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of aluminum during any period set forth below is not an indication that the cash settlement price of aluminum is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$1459.00	$1440.50	$1505.00	$1592.5000
	Low	1340.50	1314.50	1378.00	1415.0000
2004	High	1754.00	1826.00	1823.00	1964.0000
	Low	1578.50	1575.00	1647.00	1748.0000
2005	High	2031.50	1991.00	1909.00	2289.0000
	Low	1809.00	1694.00	1675.00	1831.0000
2006	High	2634.00	3275.00	2614.00	2886.0000
	Low	2267.00	2397.50	2367.50	2480.0000
2007	High	2953.00	2871.00	2791.00	2582.0000
	Low	2682.00	2626.00	2316.50	2335.5000
2008 (through September 5)	High	3175.00	3090.50	3291.50
	Low	2359.00	2816.00	2596.00

The LME cash settlement price of aluminum on September 5, 2008, as quoted on Reuters Screen page “SETTMAL01”, was $2,596.00.

Historical Data on the Copper Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price of copper, as reported by Reuters. These historical data on the cash settlement price of copper are not indicative of the future performance of the cash settlement price of copper or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price of copper during any period set forth below is not an indication that the cash settlement price of copper is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$1728.00	$1711.50	$1824.50	$2321.00
	Low	1544.500	1564.00	1638.00	1790.50
2004	High	3105.50	3170.00	3140.00	3287.00
	Low	2337.00	2554.00	2700.00	2835.00
2005	High	3424.50	3670.00	3978.00	4650.00
	Low	3072.00	3113.00	3444.00	3905.00
2006	High	5527.50	8788.00	8233.00	7740.00
	Low	4537.00	5561.00	7230.00	6290.00
2007	High	6940.00	8225.00	8210.00	8301.00
	Low	5225.50	69.16.00	6960.00	6272.50
2008 (through September 5)	High	8881.00	8884.50	8985.00
	Low	6666.00	7921.00	7075.00

The LME cash settlement price of copper, on September 5, 2008, s quoted on Reuters Screen page “SETTMCU01”, was $7,075.00.

S&P GSCI™ Precious Metals Excess Return Index

General

The Basket Return Amount, if any, will be based in part on the value of the S&P GSCI™ Precious Metals Excess Return Index. The S&P GSCI™ Precious Metals Excess Return Index is published by S&P and is a sub-index of the S&P GSCI™ Excess Return Index. The S&P GSCI™ Precious Metals Excess Return Index contains two precious metal commodities—silver and gold—and measures the excess return potentially available from investing in the futures contracts for these two precious metal commodities and rolling them forward each month (on the 5th—9th business days of each month). It also incorporates the discount or premium obtained by “rolling” hypothetical positions in such contracts forward as they approach delivery.

The levels of the S&P GSCI™ Precious Metals Excess Return Index are published by S&P continuously on each business day, with such level being updated every several minutes. As a sub-index of the S&P GSCI™ Excess Return Index, the S&P GSCI™ Precious Metals Excess Return Index is constructed and valued in the same way as the S&P GSCI™ Excess Return Index, except that it is specifically limited to silver and gold. The S&P GSCI™ Excess Return Index measures the daily returns accrued from investing in uncollateralized nearby commodities futures. You can find more information on the S&P GSCI™ and the S&P GSCI™ Excess Return Index on the website of S&P.

You should refer to the pricing supplement related to this offering for additional information on the S&P GSCI™ Precious Metals Excess Return Index, including its historical closing values, respective markup, method of calculation and changes in its components. All such disclosures in the pricing supplement are derived from publicly available information. We assume no responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any right in respect of the futures contracts underlying the S&P GSCI™ Precious Metals Excess Return Index.

We have derived all information regarding the S&P GSCI™ Precious Metals Excess Return Index from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, S&P. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the S&P GSCI™ Precious Metals Excess Return Index

The following table sets forth, for each of the quarterly periods indicated, the high and low values of the S&P GSCI™ Precious Metals Excess Return Index. These historical data on the S&P GSCI™ Precious Metals Excess Return Index are not indicative of the future performance of the S&P GSCI™ Precious Metals Excess Return Index or what the value of the Notes may be. Any historical upward or downward trend in the S&P GSCI™ Precious Metals Excess Return Index during any period set forth below is not an indication that the S&P GSCI™ Precious Metals Excess Return Index is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	69.00	67.32	70.21	75.53
	Low	59.37	58.66	62.11	66.61
2004	High	79.19	79.50	76.02	82.94
	Low	72.17	67.79	70.32	75.04
2005	High	80.22	78.41	82.72	92.13
	Low	73.91	74.30	74.38	79.94
2006	High	102.70	125.82	112.95	110.02
	Low	91.52	95.78	97.49	94.99
2007	High	115.03	114.03	113.31	132.09
	Low	101.36	103.36	103.25	115.88
2008 (through September 5)	High	157.26	147.28	151.23
	Low	133.79	131.82	118.71

The closing value of the S&P GSCI™ Precious Metals Excess Return Index on September 5, 2008, as quoted on Reuters Screen page “.SPGSPMP”, was $119.54.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P GSCI™ Precious Metals Excess Return Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding or the Notes. S&P has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the S&P GSCI™ Precious Metals Excess Return Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: US$1,000 per Note

■	Starting Price of the first nearby Light, Sweet Crude Oil Futures Contract: US$120.00

■	Starting Price of the first nearby Corn Futures Contract: US$5.90

■	Starting Price of the first nearby Wheat Futures Contract: US$8.90

■	Starting Price of Aluminum: US$2,700.00

■	Starting Price of Copper: US$7,800.00

■	Starting Price of the S&P GSCI™ Precious Metal Excess Return Index: US$125.00

■	Applicable Weighting Percentages:

■	Sweet Crude Oil: 30%

■	Corn: 10%

■	Wheat: 10%

■	Aluminum: 15%

■	Copper: 15%

■	S&P GSCI™ Precious Metal Excess Return Index: 20%

■	Issue Date: September 30, 2008

■	Maturity Date: September 30, 2013

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

■	Participation Rate equals 50% if the Diversified Basket Return Percentage is greater than zero.

■	Participation Rate equals 85% if the Diversified Basket Return Percentage is less than zero.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Price and Ending Price of each Basket Commodity and on the actual Participation Rate.

	Hypothetical Ending Commodity Levels						Hypothetical Weighted Commodity Returns (1)
	Light, Sweet Crude Oil (US$)	Corn (US$)	Wheat (US$)	Aluminum (US$)	Copper (US$)	S&P GSCI Precious Metals Excess Return Index	Light, Sweet Crude Oil (US$)	Corn (US$)	Wheat (US$)	Aluminum (US$)	Copper (US$)	S&P GSCI Precious Metals Excess Return Index
1	78.6500	3.2400	4.9125	1900.50	2003.50	91.57	-10.34%	-4.51%	-4.48%	-4.44%	-11.15%	-5.35%
2	101.0700	4.1550	9.4800	1649.50	3889.00	63.73	-4.73%	-2.96%	0.65%	-5.84%	-7.52%	-9.80%
3	90.4500	2.5950	4.8500	3010.50	4393.00	117.58	-7.39%	-5.60%	-4.55%	1.73%	-6.55%	-1.19%
4	81.6200	3.6150	8.1425	4206.00	4844.50	109.14	-9.60%	-3.87%	-0.85%	8.37%	-5.68%	-2.54%
5	102.5300	4.7900	8.8700	4075.00	4738.50	92.85	-4.37%	-1.88%	-0.03%	7.64%	-5.89%	-5.14%
6	131.1000	5.1875	6.8125	4001.50	6730.50	99.20	2.78%	-1.21%	-2.35%	7.23%	-2.06%	-4.13%
7	117.7800	5.6325	9.8875	4111.00	9998.00	91.05	-0.56%	-0.45%	1.11%	7.84%	4.23%	-5.43%
8	125.2500	6.1875	9.3450	4109.50	10040.00	113.96	1.31%	0.49%	0.50%	7.83%	4.31%	-1.77%
9	122.9100	3.8275	11.9825	5864.00	10604.00	133.46	0.73%	-3.51%	3.46%	17.58%	5.39%	1.35%
10	158.3900	7.2150	17.5275	3703.00	10900.00	120.68	9.60%	2.23%	9.69%	5.57%	5.96%	-0.69%

	Hypothetical Diversified Basket Return Percentage	Hypothetical Basket Return Amount (2)	Hypothetical Payment at Maturity (3)	Hypothetical Note Return	Hypothetical Note Return (% per annum)
1	-40.264%	$342.24	$1,342.24	34.22%	6.84%
2	-30.199%	$256.69	$1,256.69	25.67%	5.13%
3	-23.554%	$200.21	$1,200.21	20.02%	4.00%
4	-14.174%	$120.48	$1,120.48	12.05%	2.41%
5	-9.675%	$82.24	$1,082.24	8.22%	1.64%
6	0.268%	$1.34	$1,001.34	0.13%	0.03%
7	6.735%	$33.67	$1,033.67	3.37%	0.67%
8	12.672%	$63.36	$1,063.36	6.34%	1.27%
9	25.002%	$125.01	$1,125.01	12.50%	2.50%
10	32.363%	$161.81	$1,161.81	16.18%	3.24%

(1)	Hypothetical Weighted Commodity Return for each Basket Commodity = [(Ending Price – Starting Price)/ Starting Price] x Applicable Weighting Percentage
(2)	Hypothetical Basket Return Amount:
•	If the Diversified Basket Return Percentage is less than zero, the product of (i) US$1,000, (ii) the product of (x) -1 and (y) the Diversified Basket Return Percentage, and (iii) 85%.
•	If the Diversified Basket Return Percentage is greater than zero, the product of (i) US$1,000, (ii) the Diversified Basket Return Percentage, and (iii) 50%.
•	If the Diversified Basket Return Percentage is equal to zero, the Basket Return Amount will equal zero.
(3)	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount, provided that the Basket Return Amount will be positive or zero.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors (“U.S. Holders”) that hold the Notes as capital assets. All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed annual comparable yield of     %, compounded semi-annually) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payment on the Notes prior to maturity), and generally will be reported to non-corporate U.S. Holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay is, in fact, higher than this assumed amount, then a U.S. Holder will be required to include such additional amount as ordinary income. If a U.S. Holder disposes of the Notes, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person (“Non-U.S. Holders”), all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the U.S. should not be subject to U.S. federal estate taxes.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the settlement price or closing value, as applicable, of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, or Bloomberg page or any successor page thereto, but is otherwise published by the NYMEX, the LME, the CBOT, or S&P, as applicable, the price or closing value for that Basket Commodity will be determined by reference to the settlement price or closing value of that Basket Commodity so published. If any settlement price or closing value, as applicable, is unavailable on any date of determination because of a Market Disruption Event or otherwise, the settlement price or closing value, as applicable, of that Basket Commodity, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the settlement price or closing value of the relevant Basket Commodity, as applicable, on that date obtained from as many dealers in the relevant Basket Commodity as applicable, (which may include Citigroup Global Markets Inc. or any of

our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the settlement price or closing value, as applicable, of the relevant Basket Commodity by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to three consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day prior to maturity. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.